FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

FINANCIAL ASSET SECURITIES CORP.   0001274539

Exact Name of Registrant as Specified in Charter Registrant CIK Number

Form 8-K, February 9, 2004, Series 2003-FF5 333-108195-08

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 9, 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Rosa Hyun

Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Subsequent Mortgage Loan Schedule	P*

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* The Subsequent Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 0

Exhibit 10